Exhibit 99.1
Wix Reports First Quarter 2024 Results
Record increase to FCF outlook driven by Q1 outperformance and expected 2H bookings acceleration – now anticipating 26% FCF margin in FY2024, one year ahead of plan and within clear sight of hitting Rule of 40 milestone already this year
•Strong start to year with total bookings of $457.3 million, up 10% y/y driven by reacceleration of Creative Subscriptions growth
•Total revenue of $419.8 million exceeded expectations, up 12% y/y driven by continued momentum in the Partners business – reflecting market share gains and stronger than anticipated Wix Studio uptake
•Robust top-line growth coupled with stable optimized cost structure drove record FCF1 margin of 26% in the most recent quarter
◦GAAP operating income of $9.7 million marks second consecutive quarter of GAAP operating profit; we continue to expect positive full year 2024 GAAP operating income
•Expect acceleration of both Self Creators and Partners bookings growth in second half of 2024, driven by strong traction of expanding AI product suite and Studio, as well as encouraging business fundamentals
◦Increasing 2024 bookings outlook with 2H bookings growth expected to accelerate to 16% y/y vs. 15% previously expected
◦Increasing 2024 FCF1 margin outlook to ~26% – well ahead of three-year plan as 25%+ FCF margin target was previously anticipated for 2025
NEW YORK, May 20, 2024 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform globally2, today reported financial results for the first quarter of 2024. In addition, the Company provided its outlook for the second quarter and an increased outlook for full year 2024. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q1'24 Shareholder Update and other materials.
“Building on the milestones achieved in 2023, we carried that momentum into the first quarter and delivered a strong start to 2024 with results demonstrating the efficacy of our product strategy, solid execution of our growth initiatives, and steadfast commitment to balanced profitable growth. As a result, Q1 results outperformed expectations across the board,” said Avishai Abrahami, Wix Co-founder and CEO. “This outperformance was underpinned by robust business fundamentals as well as strong product traction, particularly for our expansive AI product offering and Wix Studio. Notably, we saw extremely strong usage of our AI Website Builder that was launched earlier in the quarter with hundreds of thousands of sites already created using the tool over just a few months. Wix Studio also continues to perform ahead of plan, with over one million Studio accounts created since our August launch. Importantly, these accounts have resulted in more Studio premium subscriptions than anticipated as Studio users have converted at a high rate. This high conversion of Studio users is a testament to the powerful design, creation and workflow management capabilities that professionals cannot get anywhere else. We continue to expect AI and Studio to be increasingly more meaningful drivers of growth in 2024 and the years to come.”

“We kicked off 2024 with a strong start to the year with top-line growth and profitability exceeding expectations in Q1, positioning us within close reach of the Rule of 40,” added Lior Shemesh, CFO at Wix. “Of note, bookings growth accelerated to 10% y/y and revenue growth of 12% y/y exceeded expectations, driven by higher conversion and improved monetization across our user base, as well as the robust product traction Avishai mentioned. Strong top-line growth coupled with a stable cost base resulted in record FCF margin of 26% in the quarter, well ahead of our three-year plan.
Encouraged by the Q1 outperformance and strong cohort behavior across our business, we are raising bookings, revenue and FCF outlook for the year. Bookings growth is now expected to accelerate to 16% y/y in 2H, driven by accelerating growth in both of our Self Creators and Partners business. Self Creators growth acceleration is expected to be propelled by AI products driving higher conversion and product attach. Partners growth acceleration is expected to primarily come as a result of Studio ramping and contributing more meaningfully through the year than initially planned.
This improved bookings trend is expected to translate into strong y/y revenue growth acceleration in 2025. As a result of this broad-based strength and the maintenance of our stable cost structure, we are confident that we will significantly surpass the Rule of 40 in 2025.”

Q1 2024 Financial Results
•Total revenue in the first quarter of 2024 was $419.8 million, up 12% y/y
◦Creative Subscriptions revenue in the first quarter of 2024 was $304.3 million, up 9% y/y
◦Creative Subscriptions ARR increased to $1.24 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the first quarter of 2024 was $115.5 million, up 20% y/y
◦Transaction revenue3 was $49.5 million, up 17% y/y
•Partners revenue4 in the first quarter of 2024 was $138.4 million, up 33% y/y
•Total bookings in the first quarter of 2024 were $457.3 million, up 10% y/y
◦Creative Subscriptions bookings in the first quarter of 2024 were $334.6 million, up 7% y/y
◦Business Solutions bookings in the first quarter of 2024 were $122.6 million, up 21% y/y
•Total gross margin on a GAAP basis in the first quarter of 2024 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 82%
◦Business Solutions gross margin on a GAAP basis was 29%
•Total non-GAAP gross margin in the first quarter of 2024 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 83%
◦Business Solutions gross margin on a non-GAAP basis was 30%
•GAAP net income in the first quarter of 2024 was $24.0 million, or $0.43 per basic share and $0.41 per diluted share
•Non-GAAP net income in the first quarter of 2024 was $77.3 million, or $1.38 per basic share and $1.29 per diluted share
•Net cash provided by operating activities for the first quarter of 2024 was $113.8 million, while capital expenditures totaled $8.1 million, leading to free cash flow of $105.7 million
•Excluding capital expenditures and other expenses associated with the build out of our new corporate headquarters free cash flow for the first quarter of 2024 would have been $111.1 million, or 26% of revenue
•As previously announced in February, we completed $300 million of share repurchases, repurchasing 2.4 million ordinary Wix shares in total at an approximate volume-weighted average price per share of $124.91
•Total employee count at the end of Q1’24 was 5,235, down 1% q/q
____________________
1    Free cash flow excluding expenses associated with the buildout of our new corporate headquarters.
2    Based on the number of active live sites as reported by key competitors' figures, independent third-party-data and internal data as of Q4 2023.
3    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
4    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.
*    In Q1 2024, the definition was slightly revised to exclude revenue generated from agreements with enterprise users that by their nature are more suitable to be categorized under revenue generated by Self Creators. Such revision had an immaterial impact on prior period amounts.

Financial Outlook
Our outstanding Q1 results, which exceeded expectations, demonstrate the strong traction of our marquee products, efficacy of our key strategic initiatives, and robust underlying business fundamentals against a stable macro backdrop. We remain confident in our ability to significantly surpass the Rule of 40 in 2025.
Given Q1 outperformance along with continued robust cohort behavior and strong business trends, we are increasing full year bookings outlook to $1,796 - $1,826 million, or 12-14% y/y growth. The midpoint of this updated outlook is ~$13 million higher than the midpoint of our previous outlook of $1,784 - $1,813 million.
This increase reflects 2H24 y/y bookings growth acceleration in both Self Creators and Partners. Self Creators growth acceleration is expected to be propelled by AI products driving higher conversion and product attach. Partners growth acceleration is expected to be primarily driven by Studio ramping and contributing more meaningfully through the year than initially planned. This increase in outlook also reflects better than expected dynamics around the price increase we implemented this quarter as renewals prove to be stickier and retention of existing users higher than expected. We now expect total bookings in the second half of 2024 to accelerate to 16% at the high end of our guidance range, up from 15% as previously anticipated. We continue to expect Creative Subscriptions bookings to accelerate to double digit y/y growth in 2H24.
This improved bookings trend is expected to translate into y/y revenue growth acceleration in 2025.
We are also increasing our full year revenue outlook to $1,738 - $1,761 million, or 11-13% y/y growth. The midpoint of this updated outlook is ~$8 million higher than the midpoint of our previous outlook of $1,726 - $1,757 million as a result of better visibility in our business and higher bookings expectations.
We expect total revenue in Q2 2024 of $431 - $435 million, or 11-12% y/y growth.
For the full year 2024, we continue to expect non-GAAP total gross margin of 68-69% with non-GAAP Business Solutions gross margin to exceed 30% for the full year.
We now expect non-GAAP operating expenses to be 50-51% of revenue for the full year, down slightly from our previous expectation of 51-52% of revenue. This anticipated decrease is due to expected organic improvement in sales productivity and slower hiring as a result of the efficiency initiatives implemented over the past few years.
We continue to expect positive GAAP operating income in 2024 as well as a second consecutive year of GAAP net income.
We now expect to generate free cash flow, excluding headquarters costs, of $445 - $455 million, or ~26% of revenue in 2024, up from $370 - $400 million, or 21-23% of revenue. This meaningful increase in free cash flow is expected to be driven primarily by the increase in bookings expectations coupled with a more favorable gross margin mix as Creative Subscriptions growth is expected to accelerate throughout the year, the operating efficiencies mentioned above and general working capital efficiencies. This puts us an entire year ahead of our three-year plan, as we did not expect to achieve 25%+ FCF margin until 2025.
Given increased share repurchase activity as well as continued share count management, we anticipate to end 2024 with 62 - 63 million of fully diluted shares.
Expected stronger cash flow generation in conjunction with this share count forecast, translates to a higher expected FCF per share trajectory for the full year than previously anticipated.
Finally, we continue to expect stock-based compensation to be approximately 13% of revenue in 2024, in-line with our three-year plan.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Monday, May 20, 2024. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI339cba3199544dd8849f139294973ae9. A replay of the call will be available through May 19, 2025 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform globally2 to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.
Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial inteligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability;

our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of Israel-Hamas war and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Revenues
Creative Subscriptions	$304,293	$278,130
Business Solutions	115,483	95,946
	419,776	374,076

Cost of Revenues
Creative Subscriptions	54,803	57,484
Business Solutions	82,494	71,994
	137,297	129,478

Gross Profit	282,479	244,598

Operating expenses:
Research and development	124,245	114,943
Selling and marketing	107,234	99,133
General and administrative	41,330	38,517
Impairment, restructuring and other costs	—	25,338
Total operating expenses	272,809	277,931
Operating income (loss)	9,670	(33,333)
Financial income, net	18,884	21,377
Other income	211	57
Income (loss) before taxes on income	28,765	(11,899)
Income tax expenses (benefit)	4,763	(1,530)
Net income (loss)	$24,002	$(10,369)
Basic net income (loss) per share	$0.43	$(0.18)
Basic weighted-average shares used to compute net income (loss) per share	56,098,997	56,408,677

Diluted net income (loss) per share	$0.41	$(0.18)
Diluted weighted-average shares used to compute net income (loss) per share	58,647,238	56,408,677

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	March 31,	December 31,
	2024	2023
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$513,323	$609,622
Short-term deposits	241,987	212,709
Restricted deposits	1,306	2,125
Marketable securities	126,910	140,563
Trade receivables	56,275	57,394
Prepaid expenses and other current assets	60,075	47,792
Total current assets	999,876	1,070,205

Long-Term Assets:
Prepaid expenses and other long-term assets	28,292	34,296
Property and equipment, net	136,981	136,928
Marketable securities	34,935	64,806
Intangible assets, net	26,527	28,010
Goodwill	49,329	49,329
Operating lease right-of-use assets	416,140	420,562
Total long-term assets	692,204	733,931

Total assets	$1,692,080	$1,804,136

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$34,434	$38,305
Employees and payroll accruals	54,152	56,581
Deferred revenues	626,081	592,608
Accrued expenses and other current liabilities	74,974	76,556
Operating lease liabilities	23,494	24,981
Total current liabilities	813,135	789,031
Long Term Liabilities:
Long-term deferred revenues	91,230	83,384
Long-term deferred tax liability	1,595	7,167
Convertible notes, net	570,504	569,714
Other long-term liabilities	9,759	7,699
Long-term operating lease liabilities	400,063	401,626
Total long-term liabilities	1,073,151	1,069,590

Total liabilities	1,886,286	1,858,621

Shareholders' Deficiency
Ordinary shares	107	110
Additional paid-in capital	1,620,838	1,539,952
Treasury Stock	(800,172)	(558,875)
Accumulated other comprehensive loss	883	4,192
Accumulated deficit	(1,015,862)	(1,039,864)
Total shareholders' deficiency	(194,206)	(54,485)

Total liabilities and shareholders' deficiency	$1,692,080	$1,804,136

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$24,002	$(10,369)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,442	4,922
Amortization	1,483	1,488
Share based compensation expenses	58,142	54,521
Amortization of debt discount and debt issuance costs	790	1,308
Changes in accrued interest and exchange rate on short term and long term deposits	880	(25)
Non-cash impairment, restructuring and other costs	—	20,834
Amortization of premium and discount and accrued interest on marketable securities, net	597	540
Remeasurement gain on Marketable equity	(3,367)	(13,898)
Changes in deferred income taxes, net	(5,011)	(4,144)
Changes in operating lease right-of-use assets	5,024	5,796
Changes in operating lease liabilities	(3,652)	(8,121)
Loss on foreign exchange, net	553	—
Decrease (increase) in trade receivables	1,119	(10,474)
Increase in prepaid expenses and other current and long-term assets	(12,568)	(10,858)
Decrease in trade payables	(2,123)	(41,670)
Decrease in employees and payroll accruals	(2,429)	(10,042)
Increase in short term and long term deferred revenues	41,319	60,975
Increase in accrued expenses and other current liabilities	2,635	5,178
Net cash provided by operating activities	113,836	45,961
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	823	56,091
Investment in short-term deposits and restricted deposits	(30,162)	(58,980)
Investment in marketable securities	(27,847)	—
Proceeds from marketable securities	52,805	58,390
Purchase of property and equipment and lease prepayment	(7,715)	(19,574)
Capitalization of internal use of software	(410)	(1,358)
Proceeds from sale of equity securities	22,148	31,861
Purchases of investments in privately held companies	(550)	(7,500)
Net cash provided by investing activities	9,092	58,930
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	22,628	19,655
Purchase of treasury stock	(241,302)	(18,319)
Net cash provided by (used in) financing activities	(218,674)	1,336
Effect of exchange rates on cash, cash equivalent and restricted cash	(553)	—
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(96,299)	106,227
CASH AND CASH EQUIVALENTS—Beginning of period	609,622	244,686
CASH AND CASH EQUIVALENTS—End of period	$513,323	$350,913

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Creative Subscriptions	304,293	278,130
Business Solutions	115,483	95,946
Total Revenues	$419,776	$374,076

Creative Subscriptions	334,637	313,429
Business Solutions	122,644	101,476
Total Bookings	$457,281	$414,905

Free Cash Flow	$105,711	$25,029
Free Cash Flow excluding HQ build out and restructuring costs	$111,073	$44,029
Creative Subscriptions ARR	$1,244,264	$1,134,662

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Revenues	$419,776	$374,076
Change in deferred revenues	41,319	60,975
Change in unbilled contractual obligations	(3,814)	(20,146)
Bookings	$457,281	$414,905

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Creative Subscriptions Revenues	$304,293	$278,130
Change in deferred revenues	34,158	55,445
Change in unbilled contractual obligations	(3,814)	(20,146)
Creative Subscriptions Bookings	$334,637	$313,429

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Business Solutions Revenues	$115,483	$95,946
Change in deferred revenues	7,161	5,530
Business Solutions Bookings	$122,644	$101,476

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Three Months Ended
	March 31,
	2024	2023

Q1 Cohort revenues	$9	$8
Q1 Change in deferred revenues	23	22
Q1 Cohort Bookings	$32	$30

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
Revenues	(unaudited)
FX impact on Q1/24 using Y/Y rates	$419,776	$374,076
Revenues excluding FX impact	(1,422)	—
	$418,354	$374,076
Y/Y growth	12%

	Three Months Ended
	March 31,
	2024	2023
Bookings	(unaudited)
FX impact on Q1/24 using Y/Y rates	$457,281	$414,905
Bookings excluding FX impact	(1,115)	—
	$456,166	$414,905
Y/Y growth	10%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$3,590	$4,238
Research and development	31,102	28,294
Selling and marketing	10,483	9,558
General and administrative	12,967	12,431
Total share based compensation expenses	58,142	54,521
(2) Amortization	1,483	1,488
(3) Acquisition related expenses	5	196
(4) Amortization of debt discount and debt issuance costs	790	1,308
(5) Impairment, restructuring and other costs	—	25,338
(6) Sales tax accrual and other G&A expenses	121	308
(7) Unrealized gain on equity and other investments	(3,367)	(13,898)
(8) Non-operating foreign exchange income	(4,663)	(3,662)
(9) Provision for income tax effects related to non-GAAP adjustments	774	(4,131)
Total adjustments of GAAP to Non GAAP	$53,285	$61,468

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Gross Profit	$282,479	$244,598
Share based compensation expenses	3,590	4,238
Acquisition related expenses	—	24
Amortization	667	667
Non GAAP Gross Profit	286,736	249,527

Non GAAP Gross margin	68%	67%

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Gross Profit - Creative Subscriptions	$249,490	$220,646
Share based compensation expenses	2,669	3,151
Non GAAP Gross Profit - Creative Subscriptions	252,159	223,797

Non GAAP Gross margin - Creative Subscriptions	83%	80%

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Gross Profit - Business Solutions	$32,989	$23,952
Share based compensation expenses	921	1,087
Acquisition related expenses	—	24
Amortization	667	667
Non GAAP Gross Profit - Business Solutions	34,577	25,730

Non GAAP Gross margin - Business Solutions	30%	27%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Operating income (loss)	$9,670	$(33,333)
Adjustments:
Share based compensation expenses	58,142	54,521
Amortization	1,483	1,488
Impairment, restructuring and other charges	—	25,338
Sales tax accrual and other G&A expenses	121	308
Acquisition related expenses	5	196
Total adjustments	$59,751	$81,851

Non GAAP operating income	$69,421	$48,518

Non GAAP operating margin	17%	13%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Net income (loss)	$24,002	$(10,369)
Share based compensation expenses and other Non GAAP adjustments	53,285	61,468
Non-GAAP net income	$77,287	$51,099

Basic Non GAAP net income per share	$1.38	$0.91
Weighted average shares used in computing basic Non GAAP net income per share	56,098,997	56,408,677

Diluted Non GAAP net income per share	$1.29	$0.91
Weighted average shares used in computing diluted Non GAAP net income per share	60,073,986	56,408,677

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Net cash provided by operating activities	$113,836	$45,961
Capital expenditures, net	(8,125)	(20,932)
Free Cash Flow	$105,711	$25,029

Restructuring and other costs	—	2,051
Capex related to HQ build out	5,362	16,949
Free Cash Flow excluding HQ build out and restructuring costs	$111,073	$44,029

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	56,098,997	56,408,677
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	2,548,241	—
Diluted weighted-average shares used to compute net income (loss) per share	58,647,238	56,408,677

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	1,315,926	4,149,981
Restricted share units	406,968	3,538,527
Convertible Notes (if-converted)	1,426,748	3,969,514
	61,796,880	68,066,699